June 12, 2007

Mail Stop 4561

Mr. Robert Armstrong
Chief Financial Officer
Ritchie Bros. Auctioneers Incorporated
6500 River Road
Richmond, BC Canada
V6X 4G5

>   **Re: Ritchie Bros. Auctioneers Incorporated**
>   **Form 40-F for the year ended December 31, 2006**
>   **Filed 2/22/07**
>   **File No. 001-13425**

Dear Mr. Armstrong:

We have reviewed your response letter dated May 25, 2007 and have the following additional comments. As previously stated, these comments may require amendment to the referenced filings previously filed with the Commission**.**

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We have reviewed your response to comment 2. As noted in paragraph 20 of EITF 99-19, voluntary disclosure of gross transaction volumes is permissible, provided that the amounts are not characterized as revenues or sales. Any reference to gross transaction volumes as revenues or sales should be removed from future filings. We continue to believe that this measure is a non-GAAP financial measure and would be subject to Regulation G but would not be reconcilable due to the fact that the reconciling item (third party revenues) is not derived from your financial statements. This would require you to remove the measure but we will allow it as long as you refer to the measure as something other than revenues or sales as noted above (i.e., gross transaction volumes).

Consolidated Statements of Operations, page 2-4

2.   We note your response to comment 3. Please confirm to us that you will present incidental interest income within the other income (expense) section of your Statement of Operations in all future filings, including periods commencing prior to January 1, 2008.

Note 1. Significant Accounting Policies, page 2-8

(f) Revenue recognition, page 2-9

3.   We note your response to comment 5. It appears that you have general inventory risk on auction items you purchase from sellers, even if it is for a short period of time. Specifically, you take title to the product before it is ordered (i.e. purchased at auction) by the end customer. You note in your response that you do not hold inventory from auction to auction and equipment is acquired for a specific auction and sold at that auction. Please tell us what your risk is related to items that you are not able to sell at a particular auction. Also, clarify your risk of inventory that is damaged while in your possession. If you are able to always sell 100% of the items please explain how this occurs. We may have further comment.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief